

Mail Stop 3030

May 27, 2010

Ziv Shoshani
President and Chief Executive Officer designate
Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

> **Re:** **Vishay Precision Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed May 6, 2010**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 14, 2010**
> **File No. 001-34679**

Dear Mr. Shoshani:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form 10

Summary, page 1

Our Business, page 1

1.   While we note your revisions to the summary in response to prior comment 4, we reissue our comment because you continue to repeat entire sections of your business description that appear later in the document. Please carefully consider and identify those aspects of your business that are the most significant and determine how to best highlight those points in clear, plain language in the prospectus summary.

2.   With a view toward disclosure, please clarify, if true, that the acquisitions referred to on pages 1-2 were completed by Vishay Intertechnology. File material agreements, as appropriate.

Competitive Strengths, page 2

3.   We reissue the second sentence in comment 5 because it does not appear that you disclosed your net income (loss) for the past three years.

Indebtedness, page 7

4.   Refer to prior comment 7. Please revise here and elsewhere in the registration statement to provide an estimate of your anticipated liability under the exchangeable notes. In addition, please provide a brief summary of the methodology for calculating your liability.

5.   Furthermore, we note that you have not added disclosure regarding company assets. Revise accordingly.

Summary Financial and Other Data, page 14

6.   We note that you present unaudited summarized pro forma balance sheet data as of December 31, 2009 related to the spin-off transaction. Please tell us and revise your filing to explain why you are providing this information within your filing even though you are not providing an unaudited pro forma combined and consolidated balance sheet as of December 31, 2009 within your unaudited pro forma combined and consolidated financial statements that begin on page 51. Explain how you considered the guidance in Article 11 of Regulation S-X when providing this information. Alternatively, please revise to remove this information.

Risk Factors, page 17

Our success is dependent…, page 18

7.   It is unclear how deleting your risk factor heading, in response to comment 11, sufficiently highlights the risk presented to you by countries that do not provide adequate protection for your intellection property. Please advise or revise.

Our results are sensitive to raw…, page 22

8.   We note your revisions in response to comment 12. Please further revise to disclose with greater specificity, or quantify if possible, the amount of time needed to qualify new suppliers.

Reasons for the Spin-off, page 37

9.   Please disclose the substance of the last sentence of your response to comment 13.

10.   It is unclear, based on your additional disclosure and response to comment 14, how you conclude that other companies in the same industry serve as a useful basis for comparison. For example, do these other companies share the same capital structure, growth prospects, risks, and dividend policies? Please identify these other companies and revise your disclosure to address these and other factors.

Treatment of Fractional Shares, page 40

11.   We note your response to comment 18. Please provide the basis for your belief that no time limit for selling the shares or distributing the proceeds is necessary.

Conditions to the Spin-off, page 45

12.   You indicate in your response to comment 22 that other than the rulings from tax authorities, no other consents permits or approvals are necessary as a condition of the spin-off. It is unclear, given the second and last bullet points in this section, that this is the only necessary consent. Please revise accordingly.

Cost Management, page 60

13.   We reissue the first part of comment 34 because you do not appear to discuss your efforts to automate your plants.

Israeli Government Incentives, page 61

14.   Please disclose the substance of your second paragraph in the response to comment 35.

Qualifications and Specifications, page 90

15.   We note your response to prior comment 38. However, the meaning of the phrase "legal for trade" and how it relates to the specific specifications identified is not clear.

Research and Development, page 92

16.   It appears that your sales staff and research and development staff are complimentary with no overlap. If true, please revise to clearly disclose this fact, i.e., that your research and development staff is not part of your sales force and vice versa.

Stockholder recommendations…, page 102

17.   We note your response to comment 45. Please disclose, if true, that you cannot exclude a proposal for failure to comply with the timing and information requirements in your bylaws.

Executive Compensation, page 105

18.   You added disclosure in the penultimate paragraph on page 132 regarding your plan to reduce by 10% the numeric value of each performance goal that applies to periods following the separation. Please provide appropriate disclosure of this in your executive compensation section, including the reason for and effects of the reduction.

Compensation Philosophy Generally, page 106

19.   We note your response to prior comment 49 and reissue. Please disclose the level of adjusted net income necessary for your executives to earn their bonuses.

20.   Please revise your disclosure in response to comment 50 to clarify the process you undertook to reach the conclusion you set forth in the last paragraph of this section. For example, what factors did you consider and how were they weighted?

Compensation Components, page 107

21.   We reissue comment 51 because you did not disclose the companies in the peer
        group or how you use peer group information.

Ziv Shoshani, page 108

22.   We note your added disclosure in response to comment 52 that certain factors are
        more heavily weighted in setting Mr. Shoshani's base salary. Please clarify what
        weightings these factors are assigned and how you determine that amount.

23.   Regarding your response to prior comment 54, please significantly expand your
        response to demonstrate clearly how disclosure of the specific objectives you used
        to establish compensation is likely to cause substantial competitive harm. Avoid
        conclusory statements. In addition, disclose how difficult it would be for the
        executive or how likely it will be for the registrant to achieve the performance
        goals.

24.   Please clarify your disclosure in response to comment 56 to indicate whether the
        spin-off is the only basis for Mr. Shoshani's bonus and whether your performance
        after the spin-off affects the bonus. In addition, if the bonus amount has been
        determined, please disclose.

Grants of Plan Based Awards, page 114

25.   We note your response to comment 60, however it appears that bonuses could
        have been earned for 2009. For example, Mr. Shoshani was eligible for a bonus
        and equity compensation that year. Therefore, it is unclear why the disclosure
        requirement does not apply. Please advise or revise in accordance with our
        comment.

Employment Terms, page 120

26.   While we note your response to comment 62 regarding the recommendations of
        compensation consultants and related disclosure, it is unclear how the disclosure
        addresses the issues raised. We there reissue our comment.

The Separation, page 128

27.   Please update your disclosure regarding the status of your amended credit facility
        and related release. Note that you are required to file all material agreements.

28.   We note your added disclosure in the second-to-last paragraph of this section.
        Please add appropriate risk factor disclosure.

Notes to Combined and Consolidated Financial Statements, page F-8

-Note 1. Basis of Presentation, page F-8

-Basis of Presentation, page F-8

29.   We note your response to prior comment 71. As previously requested, please
        revise the notes to your audited December 31, 2009 and unaudited April 3, 2010
        financial statements to disclose management's estimate of what the expenses,
        other than income taxes and interest, would have been on a stand-alone basis, that
        is, the cost that would have been incurred if the subsidiary had operated as an
        unaffiliated entity. Refer to the guidance in Question 2 of SAB Topic 1.B.1.

Note 12 – Commitments, Contingencies, and Concentrations, page F-42

30.   We note your response to prior comment 76. Please tell us and revise your filing
        to explain if you have any other indemnification obligations to your customers
        other than your limited warranty obligations. Please revise to clarify the nature of
        these obligations and if you have accrued any amounts relating to these
        indemnification obligations. Discuss how you have considered the guidance in
        Topic 460-10 of the FASB Accounting Standards Codification in your accounting
        for the indemnification obligations.

Signatures

31.   We note your response to prior comment 77. You state that Messrs. Shoshani and
        Clancy will not be installed as CEO and CFO until completion of the spin-off.
        Please reconcile this response with your current disclosure in the management
        section which currently identifies Messrs. Shoshani and Clancy as President and
        CEO and Executive Vice President and CFO, respectively.

Exhibits

32.   Regarding your response to comment 78, please tell us:
        • Which exhibits in your exhibit index consist of Annex A and exhibits A
          through M of exhibit 10.1;
        • Why exhibit 10.4 does not include a schedule C;
        • Why exhibit 10.5 does not include an exhibit 3-3; and
        • Why exhibit 10.11 does not include schedule I.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc: Roland Desilets
        Vishay Precision Group, Inc.